[Correspondence to the SEC]

BLUEGATE CORPORATION
701 North Post Oak, Road, Suite 600
Houston, Texas 77024
voice:  (713) 686-1100
fax:  713-682-7402

April 16, 2010

H. Christopher Owings
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
Washington, D. C. 20549-3561

Re: Bluegate Corporation
      Post-Effective Amendment Number 8 to Form S-1filed April 14, 2010
      File No. 333-145492

Dear Mr. Owings:

Please be advised that the filing and signature date for the Post-Effective Amendment Number 8 to Form S-1 filed on April 14, 2010 is April 14, 2010 and not the date of April 2, 2010 as indicated on the cover and signature pages of the filing.

Enclosed please find our acknowledgement letter.

Respectfully yours,

/s/ Charles E. Leibold
Charles E. Leibold
Chief Financial Officer